FILED PURSUANT TO RULE NO. 424(B)(3)
                                                     REG. NO. 333-33896-01
   PROSPECTUS

                                NISOURCE INC.

                    283,000 Common Shares, $.01 Par Value

                   NORTHERN INDIANA PUBLIC SERVICE COMPANY
                  BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

        This Prospectus relates to common shares of NiSource Inc.
   which may be offered and sold under the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan (the "Plan") to Plan participants who ceased to be employees of NiSource Inc.
   and its subsidiaries on or prior to November 1, 2000.

        Our common shares are traded on the New York Stock Exchange under the symbol "NI". On October 26, 2000, the closing sale price of the common shares on the New York Stock Exchange was $24 per share.

        The mailing address and telephone number of NiSource's principal executive offices are: 801 East 86th Avenue, Merrillville, Indiana 46410, telephone number (219) 853-5200.

        This Prospectus should be retained for future reference.
                 __________________________________________

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                 __________________________________________

              The date of this Prospectus is November 2, 2000

   The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

   You should rely only on the information provided or incorporated by reference in this Prospectus. The information in this Prospectus is accurate as of the date on these documents, and you should not assume that it is accurate as of any other date.







                              TABLE OF CONTENTS


                                                                     PAGE
                                                                     ----

   THE COMPANY.  . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

   WHERE YOU CAN FIND MORE INFORMATION . . . . . . . . . . . . . . . .  6

   NORTHERN INDIANA PUBLIC SERVICE COMPANY BARGAINING UNIT TAX DEFERRED
   SAVINGS PLAN PROSPECTUS.  . . . . . . . . . . . . . . . . . . . . .  7

   APPENDIX DATED OCTOBER, 2000 TO SUMMARY PLAN DESCRIPTION DATED
   JANUARY, 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

   NORTHERN INDIANA PUBLIC SERVICE COMPANY BARGAINING UNIT TAX DEFERRED
   SAVINGS PLAN SUMMARY PLAN DESCRIPTION DATED JANUARY, 2000 . . . . .  8

   INTRODUCTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

   PLAN AT A GLANCE  . . . . . . . . . . . . . . . . . . . . . . . . . 11

   ELIGIBLITY AND ENROLLMENT . . . . . . . . . . . . . . . . . . . . . 12
        Who Is Eligible  . . . . . . . . . . . . . . . . . . . . . . . 12
        When Participation Begins  . . . . . . . . . . . . . . . . . . 13
        Breaks In Service and Transfers to Ineligible Status . . . . . 13

   HOW YOUR 401(K) WORKS . . . . . . . . . . . . . . . . . . . . . . . 14
        Before-Tax Contributions . . . . . . . . . . . . . . . . . . . 15
        Matching Contributions . . . . . . . . . . . . . . . . . . . . 15
        After-Tax Contributions  . . . . . . . . . . . . . . . . . . . 16
        Changing Your Contributions  . . . . . . . . . . . . . . . . . 16
        Naming a Beneficiary . . . . . . . . . . . . . . . . . . . . . 16
        Change of Status . . . . . . . . . . . . . . . . . . . . . . . 17
        Vesting  . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
        Non-Assignment of Benefits . . . . . . . . . . . . . . . . . . 17
        Limitations on Contributions . . . . . . . . . . . . . . . . . 17
        Rollover Contributions . . . . . . . . . . . . . . . . . . . . 18
        "Top-Heavy" Provisions . . . . . . . . . . . . . . . . . . . . 18

   INVESTING YOUR 401(K) ACCOUNT . . . . . . . . . . . . . . . . . . . 19
        Changing Your Investments  . . . . . . . . . . . . . . . . . . 19
        Statement of Account . . . . . . . . . . . . . . . . . . . . . 20

   WITHDRAWALS AND LOANS WHILE YOU ARE EMPLOYED  . . . . . . . . . . . 21
        Withdrawals  . . . . . . . . . . . . . . . . . . . . . . . . . 21
        Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22

   RECEIVING YOUR BENEFITS . . . . . . . . . . . . . . . . . . . . . . 24

   TAX CONSIDERATIONS  . . . . . . . . . . . . . . . . . . . . . . . . 25

   OTHER THINGS YOU SHOULD KNOW  . . . . . . . . . . . . . . . . . . . 27

   LIMITATION OF LIABILITY . . . . . . . . . . . . . . . . . . . . . . 30

   USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . 30

   PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . 30

   DESCRIPTION OF COMMON SHARES  . . . . . . . . . . . . . . . . . . . 31

   EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31

   LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . 31

                                 THE COMPANY

        On November 1, 2000, New NiSource Inc. (the "Company"), a new company formed by NiSource Inc. ("NiSource"), completed the acquisition by merger of Columbia Energy Group ("Columbia").
   Effective November 1, 2000, the Company changed its name to "NiSource Inc." Upon completion of the merger, Columbia became a wholly-owned subsidiary of the Company, and the Company continues the businesses conducted by NiSource and Columbia prior to the merger. The fiscal year of the Company will end on December 31 of each year. The Company is a Delaware corporation with its corporate headquarters in Merrillville, Indiana.

        The Company is a super-regional energy and utility-based holding company that provides natural gas, electricity, water and energy related services for residential, commercial and industrial uses through a number of regulated and non-regulated subsidiaries. The Company has over 3.6 million gas and electric customers located primarily in nine states and is the leading gas competitor within the key energy corridor between the Gulf Coast and the Northeast. The Company is a registered holding company under the Public Utility Holding Company Act of 1935. The Company's principal executive offices are located at 801 East 86th Avenue, Merrillville, Indiana 46410, and its telephone number is (219) 853-5200.

        NATURAL GAS. The Company's gas business is comprised of regulated gas utilities and gas transmission companies that operate in nine states. The Company is the largest gas company east of the Rockies based on customers, and has the nation's second largest volume of gas sales with 911 million cubic feet per day.

        Through its wholly-owned subsidiary, Columbia Energy Group, the Company owns five distribution subsidiaries that provide natural gas services to nearly 2.1 million residential commercial and industrial customers in Ohio, Pennsylvania, Virginia, Kentucky and Maryland. The Company also distributes natural gas to approximately 751,000 customers in northern Indiana through three subsidiaries: Northern Indiana Public Service Company, Kokomo Gas and Fuel Company and
   Northern Indiana Fuel and Light Company, Inc.   Additionally, the
   Company's subsidiaries, Bay State Gas Company and Northern Utilities, Inc. distribute natural gas to more than 320,000 customers in the areas of Brockton, Lawrence and Springfield, Massachusetts, Lewiston and Portland, Maine, and Portsmouth, New Hampshire.

        The Company's subsidiaries Columbia Gas Transmission Corporation and Columbia Gulf Transmission Company own and operate an interstate pipeline network of approximately 16,250 miles extending from offshore in the Gulf of Mexico to Lake Erie, New York and the eastern seaboard.
    Together, Columbia Gas Transmission and Columbia Gulf serve customers in 15 northeastern, mid-Atlantic, midwestern, and southern states and the District of Columbia. In addition, Columbia Gas Transmission operates one of the nation's largest underground natural gas storage systems. Columbia Gas Transmission is also participating in the proposed 442-mile Millennium Pipeline Project that has been submitted to the FERC for approval. As proposed, the project will transport approximately 700,000 Mcf of natural gas per day from the Lake Erie region to eastern markets.

        The Company's wholly-owned subsidiary, Crossroads Pipeline Company, owns and operates a 201-mile, 20 inch diameter interstate pipeline extending from the northwestern corner of Indiana (near the border with Chicago) eastward into Ohio. Another wholly-owned Company subsidiary, Granite State Transmission, owns and operates a 105-mile, 6 to 12 inch diameter interstate pipeline that extends from Haverhill, Massachusetts in a northeasterly direction to Maine. In addition to the Crossroads and Granite State pipelines, the Company owns a 19% share of Portland Natural Gas Transmission System, a 292-mile pipeline built to bring Canadian gas from New Brunswick into Maine, New Hampshire and Massachusetts in order to increase the gas supply to the region.

        ELECTRICITY. The Company generates and distributes electricity to the public through its subsidiary Northern Indiana Public Service Company. Northern Indiana provides electric service to approximately 426,000 customers in 30 counties in the northern part of Indiana, with an area of approximately 12,000 square miles and a population of approximately 2.2 million. In addition, the Company develops unregulated power projects through its subsidiary, Primary Energy, Inc. Primary Energy works with industrial customers in managing the engineering, construction, operation and maintenance of "inside the fence" cogeneration plants that provide cost-effective, long-term sources of energy for energy-intensive facilities.

        WATER. Through its wholly-owned subsidiary IWC Resources Corporation and its subsidiaries, the Company supplies water to residential, commercial and industrial customers and for fire protection service in Indianapolis, Indiana and surrounding areas.

        NON-REGULATED ENERGY SERVICES. The Company provides non-regulated energy services through its wholly-owned subsidiary Energy USA, Inc. Through its subsidiaries and investments, Energy USA provides to customers in 22 states a variety of energy-related services, including gas marketing and asset management services, pipline construction and underground utility locating and marking services. The Company expanded its gas marketing and trading operations with the April 1999 acquisition of TPC Corporation, now renamed Energy USA-TPC Corp., a natural gas asset management company. Through Columbia, it also owns Columbia Energy Resources, Inc., an exploration and production subsidiary that explores for, develops, gathers and produces natural gas and oil in Appalachia and Canada. In addition, the Company has invested in a number of distributed generation technologies, including fuel cells and microturbine ventures.

        In the merger, NiSource shareholders received one common share of the Company, par value $.01 per share, ("Common Share") for each of their NiSource common shares. Accordingly, each of the NiSource common shares held in the NiSource Common Stock Fund under the Plan has been converted into one Common Share of the Company.

         ALL REFERENCES IN THE PLAN AND THE SUMMARY PLAN DESCRIPTION TO NISOURCE ARE NOW REFERENCES TO THE COMPANY, AND ALL REFERENCES IN THE PLAN AND THE SUMMARY PLAN DESCRIPTION TO NISOURCE COMMON SHARES ARE NOW REFERENCES TO COMPANY COMMON SHARES. EXCEPT AS DESCRIBED BELOW, ALL OF THE TERMS OF THE PLAN WILL CONTINUE TO APPLY.


                     WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at HTTP://WWW.SEC.GOV.

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

   1. The Annual Report on Form 10-K of NiSource for the fiscal year ended December 31, 1999;

   2. The Annual Report on Form 10-K and Form 10-K/A of Columbia for the fiscal year ended December 31, 1999;

   3. The Quarterly Reports on Form 10-Q of NiSource for the quarterly periods ended March 31, 2000, June 30, 2000 and September 30, 2000;

   4. The Quarterly Reports on Form 10-Q of Columbia for the quarterly periods ended March 31, 2000, June 30, 2000 and September 30, 2000;

   5. The Current Reports on Form 8-K of NiSource dated February 14, 2000, February 24, 2000, March 3, 2000, April 3, 2000, April 25,
        2000, June 13, 2000, September 1, 2000 and September 13, 2000;

   6. The Current Reports on Form 8-K of Columbia dated January 25, 2000, April 13, 2000, May 3, 2000, May 12, 2000, May 22, 2000,
        June 2, 2000, June 15, 2000 and July 14, 2000;

   7. The Current Reports on Form 8-K of the Company dated November 1, 2000 and November 3, 2000;

   8. The description of our Common Shares contained in our Joint Proxy Statement / Prospectus dated April 24, 2000;

   9. The description of our Rights contained in our Joint Proxy Statement / Prospectus dated April 24, 2000; and

  10.   The description of our SAILS contained in our Joint Proxy
        Statement / Prospectus dated April 24, 2000.

        You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

        NiSource Inc.
        801 East 86th Avenue
        Merrillville, Indiana 46410
        (219) 853-5200

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information is this prospectus is accurate as of any date other than the date on the front of the document.

    NORTHERN INDIANA PUBLIC SERVICE COMPANY BARGAINING UNIT TAX DEFERRED
                           SAVINGS PLAN PROSPECTUS

        The prospectus for the Plan includes (i) the Appendix dated October, 2000 to the Summary Plan Description dated January, 2000, and (ii) the Summary Plan Description dated January, 2000.

   NOTE:   REFERENCES IN THE APPENDIX DATED OCTOBER, 2000 AND IN THE
   SUMMARY PLAN DESCRIPTION TO NISOURCE AND NISOURCE COMMON SHARES NOW REFER TO THE COMPANY AND THE COMPANY'S COMMON SHARES.

                                  APPENDIX

        THIS DOCUMENT CONSTITUTES PART OF A SECTION 10(A) PROSPECTUS
             COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER
                         THE SECURITIES ACT OF 1933

                  NORTHERN INDIANA PUBLIC SERVICE COMPANY
                  BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

                        Appendix dated October, 2000
                                     to
                       Summary Plan Description dated
                                January, 2000

        This Appendix provides certain current and updated information regarding the Plan identified above, which is fully described in the Prospectus and Summary Plan Description to which this Appendix relates. Capitalized terms in this Appendix have the same meaning assigned in the Prospectus and Summary Plan Description.

   MERGER

        On November 1, 2000, NiSource Inc. ("NiSource") and Columbia Energy Group ("Columbia") merged to form a new company, New NiSource Inc. (the "Company"). Effective November 1, 2000, New NiSource changed its name from New NiSource Inc. to NiSource Inc. Upon completion of the merger, Columbia became a wholly-owned subsidiary of the Company, and the Company continues the businesses conducted by NiSource and Columbia prior to the merger. The fiscal year of the Company will end on December 31 of each year. The Company is a Delaware corporation with its corporate headquarters in Merrillville, Indiana. All references in the Plan and the Summary Plan Description to NiSource common shares are now references to common shares of the Company, par value $.01 per share ("Common Shares"). Except as described below, all of the terms of the Plan will continue to apply.

   In the merger, each NiSource common share was converted into the right to receive one Common Share of the Company. Accordingly, each NiSource common share held in the NiSource Common Stock Fund under the Plan has been converted into one Company Common Share.

   FINANCIAL INFORMATION

   Certain information regarding the performance of the Funds described below has been extracted from materials provided to NiSource and the Company by the Funds. Neither NiSource nor the Company has made any independent review of the accuracy of this information and, accordingly, makes no warranty or representation concerning this information. Performance information related to an investment in the Funds will be updated periodically and can be obtained from Fidelity Group, 82 Devonshire Street, Boston, Massachusetts 02109; telephone
   (800) 835-5091.

   FIDELITY RETIREMENT MONEY MARKET PORTFOLIO

   The Fund has experienced annual returns, after deduction for Fund expenses and asset based fees, of 5.43%, 5.36%, 5.04% and 4.06% for 1997, 1998, 1999 and year to date through August 31, 2000; respectively. Additional information is included in its annual report and product description, copies of which can be obtained from Fidelity Group, 82 Devonshire Street, Boston, Massachusetts 02109; telephone
   (800) 835-5091.

   FIDELITY INTERMEDIATE BOND FUND

   The Fund has experienced annual returns, after deduction for Fund expenses and asset based fees, of 7.57%, 7.32%, 0.96% and 5.07% for 1997, 1998, 1999 and year to date through August 31, 2000; respectively. Additional information is included in its annual report and prospectus, copies of which can be obtained from Fidelity Group, 82 Devonshire Street, Boston, Massachusetts 02109; telephone (800) 835-5091.

   FIDELITY GROWTH & INCOME PORTFOLIO

   The Fund has experienced annual returns, after deduction for Fund expenses and asset based fees, of 30.17%, 28.31%, 10.42% and 4.63% for 1997, 1998, 1999 and year to date through August 31, 2000; respectively. Additional information is included in its annual report and prospectus, copies of which can be obtained from the Fidelity Group, 82 Devonshire Street, Boston, Massachusetts 02109; telephone
   (800) 835-5091.

   FIDELITY MAGELLAN FUND

   The Fund has experienced annual returns, after deduction for Fund expenses and asset based fees, of 26.59%, 33.63%, 24.05% and 5.81% for 1997, 1998, 1999 and year to date through August 31, 2000; respectively. Additional information is included in its annual report and prospectus, copies of which can be obtained from the Fidelity Group, 82 Devonshire Street, Boston, Massachusetts 02109; telephone
   (800) 835-5091.

   FIDELITY OVERSEAS FUND

   The Fund has experienced annual returns, after deduction for Fund expenses and asset based fees, of 10.92%, 12.84%, 42.89% and -5.73% for 1997, 1998, 1999 and year to date through August 31, 2000; respectively. Additional information is included in its annual report and prospectus, copies of which can be obtained from the Fidelity Group, 82 Devonshire Street, Boston, Massachusetts 02109; telephone
   (800) 835-5091.

   FIDELITY SMALL CAP SECTOR

   The Fund has experienced annual returns, after deduction for Fund expenses and asset based fees, of 27.25%, -7.39%, 14.10% and 12.93% for 1997, 1998, 1999 and year to date through August 31, 2000; respectively. Additional information is included in its annual report and prospectus, copies of which can be obtained from the Fidelity Group, 82 Devonshire Street, Boston, Massachusetts 02109; telephone
   (800) 835-5091.

   FIDELITY PURITAN FUND

   The Fund has experienced annual returns, after deduction for Fund expenses and asset based fees, of 22.35%, 16.59%, 2.86% and 4.35% for 1997, 1998, 1999 and year to date through August 31, 2000; respectively. Additional information is included in its annual report and prospectus, copies of which can be obtained from the Fidelity Group, 82 Devonshire Street, Boston, Massachusetts 02109; telephone
   (800) 835-5091.

   SPARTAN U.S. EQUITY INDEX FUND

   The Fund has experienced annual returns, after deduction for Fund expenses and asset based fees, of 33.04%, 28.48%, 20.66% and 4.03% for 1997, 1998, 1999 and year to date through August 31, 2000; respectively. Additional information is included in its annual report and prospectus, copies of which can be obtained from the Fidelity Group, 82 Devonshire Street, Boston, Massachusetts 02109; telephone
   (800) 835-5091.

   NISOURCE COMMON STOCK FUND

   The Fund, based on NiSource Common Shares, has experienced annual returns, after deduction for Fund expenses and asset based fees and inclusion of dividends, of 16.1%, 16.1%, 12.8% for 1997, 1998 and 1999; respectively. Effective as of November 1, 2000, the Fund performance will be based on the Company Common Shares.

   AVAILABLE INFORMATION

   The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission covering up to 283,000 Common Shares to be offered and sold under the Plan to Plan participants who ceased to be employees of NiSource and its subsidiaries on or prior to November 1, 2000.

   The Company will provide, without charge, to each person eligible to participate in the Plan, upon written or oral request, (i) a copy of any of the documents which are incorporated by reference in the Registration Statement, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates) and (ii) a copy of its Annual Report to Shareholders for its most recent fiscal year. The documents incorporated by reference in the Registration Statement are hereby specifically incorporated by reference in this Prospectus. Requests for copies of such documents should be directed to the Director, Compensation and Benefits, at NiSource Inc., 801
   East 86th Avenue, Merrillville, Indiana 46410, telephone number (219)
   853-5200.

   NOTE: References in this document to NiSource and NiSource common shares now refer to the Company and the Company's Common Shares.

                    NORTHERN INDIANA PUBLIC SERVICE COMPANY
                                BARGAINING UNIT
                           TAX DEFERRED SAVINGS PLAN

                           SUMMARY PLAN DESCRIPTION
                           ------------------------
                             Dated January, 2000


                                INTRODUCTION

   YOUR NIPSCO BARGAINING UNIT TAX-DEFERRED SAVINGS PLAN (401(K)) IS DESIGNED TO WORK WITH YOUR PENSION PLAN TO PROVIDE YOU WITH RETIREMENT INCOME. THE 401(K) PLAN IS A TAX-DEFERRED SAVINGS PLAN. THAT MEANS THAT YOU PAY NO INCOME TAXES ON THE AMOUNT YOU CONTRIBUTE TO THE PLAN UNTIL YOU MAKE A WITHDRAWAL FROM THE PLAN. SO YOUR 401(K) PLAN IS A TAX-DEFERRED WAY TO INVEST MONEY TODAY TO SHAPE YOUR FINANCIAL WELL-BE INGFOR TOMORROW.

   The 401(k) Plan gives you the chance to make regular contributions directly from your paycheck before taxes are applied to your pay. The money you contribute to the 401(k) Plan goes into an account that is managed on your behalf by Fidelity Investments, a firm that specializes in investment fund management. Your contributions will be distributed among nine different investment funds, according to the information you provide.

   Among the investment choices you have is the NiSource Inc. Stock Fund. If you choose to invest your contributions in NiSource Inc. Common Stock, the Company will match your contribution. This means the Company contributes $.10 for every $.90 of your before-tax contribution that you invest in the Common Stock Fund. This feature gives you more investment power for your dollar.

   In addition to before-tax contributions, you may contribute a certain amount of your after-tax pay to a separate 401(k) account. And you can roll over funds from any other eligible tax-qualified retirement account into a 401(k) rollover account.

   This section provides a detailed description of the terms and conditions of the 401(k) plan effective as of January 1, 2000.

   PLAN AT A GLANCE

   THIS SECTION GIVES YOU A BRIEF DESCRIPTION OF THE 401(K) PLAN. BE SURE TO READ THE MORE DETAILED SECTIONS THAT FOLLOW TO BE CERTAIN THAT YOU UNDERSTAND HOW THE PLAN WORKS. THE OFFICIAL NAME OF THE PLAN IS THE NORTHERN INDIANA PUBLIC SERVICE COMPANY BARGAINING UNIT TAX DEFERRED SAVINGS PLAN. IN THIS SUMMARY, THE NORTHERN INDIANA PUBLIC SERVICE COMPANY BARGAINING UNIT TAX DEFERRED SAVINGS PLAN IS OFTEN REFERRED TO AS "NIPSCO BARGAINING UNIT TAX-DEFERRED SAVINGS PLAN

   401(K), THE "401(K) PLAN" OR THE "PLAN". THE PLAN IS CLASSIFIED AS A DEFINED CONTRIBUTION PLAN.

   You can contribute money to the 401(k) Plan in a variety of ways. You can make contributions directly from your paycheck or you can also roll over any money you have invested in another eligible retirement plan.

   401(K) ACCOUNTS

   The main advantage of the 401(k) Plan is that you can make contributions on a before-tax basis. This means you can have money deducted from your pay before taxes are applied, reducing your taxable income. You do not have to pay taxes on your contribution amount until you make a withdrawal from the 401(k) Plan.

   If you invest your before-tax contributions in the NiSource Inc. Common Stock Fund, you will have a matching contribution account into which the Company will deposit its matching contributions. The Company matching contribution is $.10 for every $.90 of before-tax contributions you invest in the NiSource Inc. Common Stock Fund. The matching contribution is also invested in the Common Stock Fund.

   Separate accounts are maintained for any after-tax or rollover contributions you may have.

   401(K) INVESTMENT OPTIONS

   Under the 401(k) Plan, you have nine investment fund choices. You must specify the funds in which you wish to invest your contributions. You cannot make any contributions to the Plan until you specify your investment choices. Your investment choices are:

   *  Magellan Fund (a stock fund)         *  Overseas Fund
   *  Growth and Income Portfolio          *  Fidelity Small Cap Sector
   *  Intermediate Bond Fund               *  Fidelity Puritan Fund
   *  NiSource Inc. Stock Fund             *  Spartan US Equity Index Fund
   *  Retirement Money Market Portfolio

                         ELIGIBLITY AND ENROLLMENT

   ONCE ENROLLED, YOU CAN RECEIVE BENEFITS UNDER THIS PLAN I/YOU ARE AN ACTIVE BARGAINING UNIT EMPLOYEE.

   WHO IS ELIGIBLE

   The provisions of this plan apply to you only if you are an active part-time or full-time bargaining unit employee on or after January 1, 2000. You become eligible on the first day of the calendar quarter following date of hire.

   WHEN PARTICIPATION BEGINS

   Once eligible, you can enroll in the 401(k) Plan at any time by submitting a completed enrollment form to H. R. Support Services.
   Your participation will begin on the first day of the calendar quarter (January 1, April 1, July 1 or October 1) following the date H. R. Support Services processes your form.

   To ensure that your participation begins on the first day of the calendar quarter, your enrollment form must he received by the H. R. Support Services Department by the 15th day of the month immediately before the calendar quarter you wish to begin participation. Please note: if the 15th falls on a weekend then the form must be received by the Friday before the 15th.

   BREAKS IN SERVICE AND TRANSFERS TO INELIGIBLE STATUS

   If you end employment after completing the eligibility requirements and are later rehired, you are eligible to participant on the first day of any calendar quarter following reemployment.

   If you become ineligible because of a transfer out of a bargaining unit, your participation in the 401(k) Plan ends automatically. You maintain rights to your account balance, but you may not make any contributions to your account. You can rejoin the plan if you return to a part-time or full-time bargaining unit position.

   If you are rehired to a part-time ore full-time bargaining unit position, you can complete a new form and return it to H. R. Support Services. Though you may rejoin the 401(k) Plan at any time, your contributions will not resume until the calendar quarter immediately following the date your form is processed.

   HOW YOUR 401(K) WORKS

   YOUR 401(K) PLAN GIVES YOU AN OPPORTUNITY TO INVEST MONEY NOW TO ENSURE SOME LEVEL OFFINANCIAL INCOME FOR YOUR RETIREMENT. YOU CAN CONTRIBUTE TO ANY OF NINE INVESTMENT FUNDS WHICH MAY GROW THROUGHOUT YOUR EMPLOYMENT.

   The following five-step look at the 401(k) Plan illustrates what you need to consider in order to get the most out of the plan and how the plan works for you.

   1. You must determine how much you wish to contribute each pay period. There is a minimum and a maximum amount you can contribute on a before-tax or after-tax basis. These limits are described in detail under the sections "Before-Tax Contributions" and "After-Tax Contributions".

   2. You must determine how much money to have deducted from your paycheck before taxes are applied. This is the amount that will be deposited in your 401(k) before-tax contribution account.

   3. Your taxable pay is reduced by the amount of your before-tax contributions, which means you pay less in taxes.

   4. You must examine the nine investment choices and decide where to invest your money. If you opt to invest in NiSource Inc. Common Stock, the Company will match your BEFORE-TAX CONTRIBUTIONS by depositing $.10 for every $.90 of before-tax contributions you invest in the Common Stock Fund. The Company matching contribution is also invested in NiSource Inc. Common Stock Fund.

   5. Your savings and earnings continue to be tax deferred until you withdraw funds from your accounts. The earliest age at which you can make withdrawals without incurring any penalties is 59 1/2, although applicable income taxes will be payable. You can access the money in your account before age 59 1/2 if you leave the Company or have an eligible hardship as described in detail on page F.11. However, you will have to pay any applicable taxes and penalties under these circumstances. You can access your after-tax and rollover contributions at any time as described on page 11. You may also borrow against your account as described in detail on page F.12.

   6. If, during any year you are employed by, and perform personal services for, both the Company and United Steel Workers of America Local Union 12775 or 13796, as an elected or appointed official thereof, your pay for purposes of the Plan will include the aggregate pay you receive from the Company, and wages paid to you during the year by the local union in lieu of amounts that would otherwise have been paid to you by the Company. The term official includes positions with a local union mutually agreed to between the Company and the applicable local union. The Company is entitled to rely upon information that it receives from either local union regarding the wages you receive from the local union.

   BEFORE-TAX CONTRIBUTIONS

   You may elect to have money deducted from each paycheck before taxes are applied to your pay. The chief advantages of before-tax contributions are that your taxable income is reduced and your contributions earn and grow tax-free until you take withdrawals. The following example shows the advantages of before-tax contributions.

   AN EXAMPLE

                                                      Savings for                  Savings for
                                                      Retirement                   Retirement
                                                        With the                      Without
                                                      401(k) Plan                  401(k) Plan
                                                      -----------                 -------------
     Your Pay                                            $30,000                       $30,000

     401(k) Plan Before-Tax Contribution                  -2,000                           - 0

     TAXABLE PAY                                         $28,000                       $30,000

     FICA Tax                                             -2,295                        -2,295

     Federal Income Tax                                   -3,240                        -3,540

     Retirement Savings Deposit                              - 0                        -2,000

     TAKE-HOME PAY                                       $22,465                       $22,165


     THIS EXAMPLE USES 2000 FEDERAL INCOME TAX RATES AND ASSUMES THAT YOU ARE SINGLE, WITH NO DEPENDENTS. IT CONSIDERS ONLY FEDERAL INCOME TAXES AND FICA TAXES; YOU MAY SAVE EVEN MORE IN STATE AND LOCAL TAXES.

   The maximum amount you can contribute is 20% of your compensation up to $170,000. If compensation (which amount is adjusted periodically). You can also elect to make before-tax contributions from (1) lump sum bonus amounts, (2) lump sum amounts payable instead of vacation days in accordance with the Company's vacation policy, and (3) unusual credits under the Company's cafeteria plan. Your maximum contribution is subject to annual limits imposed by the federal government. For 2000, the annual limit is $10,500. This amount is adjusted each year. Your before-tax contributions must be at least $10 per pay period.

   MATCHING CONTRIBUTIONS

   A special feature of your 401(k) Plan is the matching contribution account. When you choose to invest your before-tax contributions in the NiSource Inc. Stock Fund, the Company matches a portion of your before-tax contributions.

   The matching contribution is intended to encourage you to save aggressively for your retirement. For every $.90 of your before-tax contributions you invest in the NiSource Inc. Common Stock Fund, the Company contributes $.10. This means you can purchase $1.00 worth of NiSource Inc. Common Stock through the Plan for every $.90 of your before-tax contributions to the Plan.

   The matching amount is invested in the Common Stock Fund and must remain in that Fund. Only new before-tax contributions invested in the Common Stock Fund receive matching Company contributions. Transfers from other investment funds to the Common Stock Fund and after-tax and rollover contributions do not receive any Company matching contributions.

   AFTER-TAX CONTRIBUTIONS

   You also can make after-tax contributions of up to 10% of your compensation. Your after-tax contributions must be at least $10 per pay period. Your after-tax contributions do not receive matching Company contributions. One advantage of after-tax contributions is that you may make withdrawals from this account without satisfying hardship requirements.

   The sum of your before-tax contributions and after-tax contributions may not exceed 20% of your pay for each pay period.

   CHANGING YOUR CONTRIBUTIONS

   You may increase or decrease the amount of your before-tax and after-tax contributions as of the first day of any calendar quarter as long as you submit written notice to the H. R. Support Services Department at least 15 days before the start of that calendar quarter. You may stop your contributions as soon as practicable after you notify the H.
   R. Support Services Department in writing.

   NAMING A BENEFICIARY

   You may wish to select a person or people to receive your plan benefit if you die before receiving any distribution. To do so, you must complete and submit a beneficiary form to H. R. Support Services. Any subsequent beneficiary designation will nullify a previous designation. However, if you are married, you cannot name someone other than your spouse as a beneficiary without the written consent of your spouse. Such written consent must be witnessed by a notary public.

   Spousal consent is not necessary if you name your spouse as the primary beneficiary, or if you have no spouse or are abandoned by your spouse.

   If you have no beneficiary, outlive all beneficiaries or have an illegal or ineffective beneficiary designation, your benefit will be paid to the following:

   *    your surviving spouse, or if none
   *    your descendants, per stirpes[*], or if none
   *    your father and mother, in equal parts, or if none
   *    your brothers and sisters, in equal parts, or if none
   *    your estate

   The Committee will have the final word on determining the identity of any or your beneficiaries. Any payment made to your beneficiaries releases the Committee and the Company from all obligations under this plan.

   CHANGE OF STATUS

   If you transfer to a non-bargaining unit position, your account balance will be transferred to the salaried tax-deferred savings plan.

   VESTING

   You are always 100% vested in the balance of your 401(k) Plan accounts. That means you are entitled to receive your total account balances after leaving the Company. You can withdraw your before-tax contributions after age 59 1/2 or in the case of a hardship and you can withdraw your after-tax and rollover contributions as indicated on page 11.

   NON-ASSIGNMENT OF BENEFITS

   In general, your plan benefit cannot be transferred or assigned to any other person. However, under a qualified domestic relations order, your benefits can be assigned to an alternate payee such as a spouse, child or other dependent for child support, alimony payments or marital property rights. The amount assigned to the alternate payee is determined or approved by the court and notification is given to you and the plan.

   LIMITATIONS ON CONTRIBUTIONS

   All amounts contributed to your 401(k) accounts (your before-tax contributions, your after-tax contributions and Company matching contributions) are limited to 25% of your gross compensation or $30,000, whichever is less. Any reduction in your contributions required by this limit will be taken first from your after-tax contributions, next your before-tax contributions with any matching contributions attributed to your contributions being refunded, being forfeited, and if necessary, any Company matching contributions.


        [*]CHILDREN OF THE DECEASED DESCENDANT

   The IRS also sets limits on the amount of before and after tax contributions made by highly-compensated employees, based on the amount of before-tax and after-tax contributions made by non-highly compensated employees. There are similar limits on Company matching contributions. If these limits are not met, excess contributions and any interest earned on them will be returned to highly-compensated employees. You will be notified if you are affected by these limits.

   ROLLOVER CONTRIBUTIONS

   If you receive a distribution from any other qualified retirement plan, you can contribute any portion of this distribution to a 401(k) Plan account within 60 days after you receive the distribution. Rollover contributions do not receive matching Company contributions.

   In order to make rollover contributions, you must complete and submit a rollover contribution form available at H. R. Support Services.

   "TOP-HEAVY" PROVISIONS

   If the current value of the accrued benefits of certain Company owners and executives exceeds 60 percent of the total benefits provided by the plan in any plan year, the plan is considered "top-heavy" While the plan is not currently top-heavy and is not expected to become top-heavy, certain special rules will apply if it ever becomes top-heavy.

                        INVESTING YOUR 401(K) ACCOUNT

   Separate accounts are maintained for your before-tax, after-tax and company match contributions, as well as for any rollover contributions you have. You can invest your contributions in one or more of the following funds:

        *    Magellan Fund (a stock fund)
        *    Intermediate Bond Fund
        *    Retirement Money Market Portfolio
        *    Growth and Income Portfolio
        *    NiSource Inc. Common Stock Fund
        *    Overseas Fund
        *    Fidelity Small Cap Selector
        *    Fidelity Puritan Fund
        *    Spartan US Equity Index Fund

   You can deposit all of your contributions into one fund or distribute them, in 1% increments, among any combination of the nine investment funds. For example, you can put 100% of your before-tax contributions in the Magellan Fund; 50% in the Intermediate Bond Fund and 50% in the Magellan Fund; 20% in each of five funds, or any other combination involving 1% increments.

   If you invest in the NiSource Inc. Stock Fund, and contribute on a before-tax basis, the Company will contribute $.10 for every $.90 you invest in the stock fund.

   Contributions to the NiSource Inc. Stock Fund will be used to purchase stock on the open market. Contributions to the other funds will be invested for you in mutual funds managed by Fidelity Investments.

   The plan's Tax-Deferred Savings Plan Committee reserves the right to change at any time the investment funds available under the 401(k) Plan.

   CHANGING YOUR INVESTMENTS

   Allowing you to change your investments gives you the flexibility to adjust your investment strategy to match changes in your circumstances or your long-term financial outlook. At any time, you can reallocate your existing investment fund balances in an amount that is at least $250, or the balance of your account from which the transfer is made, whichever is less, by calling Fidelity at l-800-835-5091. Most changes will be made on the next business day. However, transfers into or out of the NiSource Inc. Common Stock Fund are effective on the first business day of the next calendar quarter, provided Fidelity is notified on any business day between the 16th and the last day of the month preceding the start of a quarter. Fidelity will stop taking calls at 4:00 p.m. eastern time on the last business day in this period.

   Changes in the investment of new contributions are made by notifying Fidelity as follows:

   1. Changes made during the first 15 days of any calendar month are effective on the trading date occurring on or next following the 27th day of that month; and

   2. Changes made on or after the 16th day of any calendar month are effective on the trading date occurring on or next following the 6th day of the next month.

   You cannot transfer any Company matching contributions to another fund. Matching contributions must remain invested in the NiSource Inc. Stock Fund.

   STATEMENT OF ACCOUNT

   Your accounts will be adjusted automatically on a daily basis. You will receive a quarterly summary of your account so you can keep track of your investment funds. The summary provides a complete report of your 401(k) account including:

        *    sources and amounts of account deposits
        *    amounts of account withdrawals and loans
        *    earnings and fluctuation in market values on all accounts
        * final balance of all accounts as of the end of the calendar quarter (March 31, June 30, September 30, December 31)

                WITHDRAWALS AND LOANS WHILE YOU ARE EMPLOYED

   WITHDRAWALS

   AFTER-TAX ACCOUNT

   The minimum withdrawal from your after-tax contribution account is the lesser of $1,000 or your entire after-tax contribution account balance. You can make a request to withdraw money from your after-tax account at any time, provided you give written notice before the first of the month you wish to make the withdrawal. The money will be withdrawn from your account at the end of the calendar quarter in which you make your request. You may make only one withdrawal in any 12-month period. Please not the tax considerations of page F.15.

   ROLLOVER ACCOUNT

   The minimum withdrawal from your rollover account is the lesser of $1,000 or your entire rollover account balance. You may make a request to withdraw money from your rollover account at any time, provided you give written notice at least 15 days before you wish to make the withdrawal. The money will be withdrawn from your account at the end of the calendar quarter in which you make your request. You may make only one withdrawal in any 12 month period. Your rollover withdrawal may be subject to applicable taxes and penalties.

   BEFORE-TAX ACCOUNT

   Because your before-tax contribution account is intended as a means for you to save for retirement, and you receive a tax break for contributing to the account, there are many more restrictions on making a withdrawal. You can withdraw money from your before-tax contributions any time after you reach age 59 1/2. Distributions must be made before April 1 of the year following the year you reach age 70 1/2. However, if you leave the Company, you can access the money in your account, subject to any applicable taxes and penalties. Also, the government allows withdrawals from before-tax contributions before age 59 1/2 in the event of a financial hardship. You may withdraw only enough money to cover the expense of your financial hardship, plus any applicable taxes.

   Financial hardship is defined by the government as an immediate and substantial financial need that cannot be met by other reasonably available resources. The following situations qualify as legitimate needs:

        *    medical expenses for you, your spouse or your dependents
        * purchase of your principal residence (but not regular mortgage payments or home improvements)
        * tuition for the next semester or quarter of post-secondary education for you, your spouse or your dependents

        * preventing foreclosure on or eviction from your principal residence

   A distribution that is not for one of the specified reasons set forth in the preceding paragraph will be deemed due to a financial hardship if the Committee reasonably determines, based on written representations and evidence received from you, that the distribution is for a financial hardship, that the hardship cannot be met from other available resources of you, your spouse or children, and that the amount requested does not exceed the amount needed to meet the financial hardship.

   You must withdraw your entire after-tax contribution account before you can make a withdrawal from your before-tax contribution account. You must also borrow the full amount available to you as a loan, providing such loan does not create an additional hardship, before making any hardship withdrawal. You cannot withdraw any earnings on your before-tax contributions, any employer matching contributions or earnings on those contributions.

   Hardship withdrawals may not be made more frequently than once a years, except for tuition payments.

   Any hardship withdrawals you make will be treated as a taxable distribution. You must also pay a 10% excise tax for early withdrawal if you are under 59 1/2 and the distribution is not for medical reasons.

   IMPORTANT NOTE: You cannot make any contributions to this or any other employer plan, excluding health and welfare plans, during the 12-month period beginning after the date you receive your hardship distribution.

   LOANS

   The plan also permits you to borrow against the value of your before-tax contribution and rollover contribution accounts. While taking a loan can meet important short-term needs, the biggest advantage of this feature is that you actually repay the loan and all interest to yourself while you replenish your retirement savings.

   You can apply for a loan by filing a written application form with the Committee. You must be in the plan at least one year to qualify for a loan. The loan application must be submitted by the first day of the month in order for the loan to become effective the first day of the following month.

   The maximum amount you can borrow is the smaller of 50% of your account balance, (other than your after-tax contribution account), or $50,000 reduced by the excess of(a) the highest outstanding balance during the one-year period ending immediately preceding the date of the loan, over (b) the outstanding balance on the date of the loan.

   The minimum loan amount is $1,000. Loans can be granted only once during any 12-month period, and you can have only one loan outstanding at any time.

   The Tax-Deferred Savings Plan Committee will establish the interest rate for all loans. This interest rate will be consistent with rates charged by lending institutions for loans made under similar situations and will apply for the entire term of the loan.

        ACCOUNT BALANCE     MAXIMUM AMOUNT OF LOAN
        ---------------     ----------------------

        Under $2,000        Loan not available
        $2,000 - $100,000   50% of your account balance
        Over $100,000       $50,000 (subject to above limitations)

   The term of the loan depends upon its purpose. If your loan is toward the purchase of your principal residence, you may establish a period of up to 30 years. For all other loans, the repayment period is limited to a maximum of five years.

   You repay all loans in equal installments through automatic after-tax payroll deductions. However, you can repay the loan in full at any time. Also, if your account becomes payable because of your retirement, disability, death or termination of employment, your loan becomes due and payable in full.

   Your loan will be considered in default if you make no payments for three consecutive months. If you do not repay the loan, the unpaid balance is treated as a taxable distribution.

   As you repay the loan, the interest and principal are transferred from your loan account to your plan account and reinvested according to your current investment choices and fund contribution proportions.
   You may continue to make contributions to your account while your loan is outstanding.

   If you leave Company employment, any unpaid loan balance is considered a taxable distribution, unless paid in full.

   RECEIVING YOUR BENEFITS

   Active participation in your 401(k) Plan accounts ends immediately under any of the following circumstances:

        *    you retire
        *    you end Company employment
        *    you die
        *    you become disabled


   BENEFIT DISTRIBUTION

   In the event you should terminate employment, retire, or become disabled, you can receive your account balance or defer distribution to a later date. In the event of your death, your beneficiary will receive a lump sum distribution.

   Benefits will be paid as soon as practicable following the later of the date your application for benefits is submitted to the Company or the date of termination, retirement, or disability. However, you must receive distribution of your benefits within 120 days after you reach age 65 or terminate employment, whichever is later. If you are still actively employed at age 70 1/2, benefits will be paid by April 1 following the calendar year in which you reach age 70 1/2 provided that starting in 1997 you will not be required to receive a distribution until you cease active employment when you are a 5% owner of the Company or an affiliate. You should be aware of several tax considerations that may affect your benefit distribution. These tax considerations are described on page F.15.

   If your account balance is less than $5,000, a distribution will be made in one lump sum to you or your beneficiary. At that point, you will no longer be a participant in the plan. [f your account balance is greater than $5,000 you can elect a lump sum payment or defer receiving your distribution until a later date.

   All distributions are paid to you or your beneficiary in cash, unless you elect to receive shares of NiSource Inc. Common Stock based on the whole numbers of shares allocated to the NiSource Inc. Stock Fund for you. You will be sent a notice explaining the federal tax treatment of plan benefits you receive.

   TAX CONSIDERATIONS

   Generally, any distribution from the plan will be taxed in the year you receive it. In addition, distributions before age 59 1/2 are also subject to a 10% excise tax, except for certain situations such as retirement after age 55, disability or death.

   You may avoid current taxation on a distribution by rolling the distribution over into an IRA. You can choose a DIRECT rollover of all or any portion of your payment that is an "eligible rollover distribution". In a direct rollover, the eligible rollover distribution is paid directly from the Plan to an IRA or another employer plan that accepts rollovers. If you choose a direct rollover, you are not taxed on a payment until you later take it out of the IRA or the employer plan.

   If you are employed by a new employer that has a plan, and you want a DIRECT rollover to that plan, ask the administrator of that plan whether it will accept your rollover. An employer plan is not legally required to accept a rollover.

   If any portion of the payment to you is an eligible rollover distribution, the Plan is required by law to withhold 20% of that amount. This amount is sent to the IRS as income tax withholding.
   For example, if your eligible rollover distribution is $10,000, only $8,000 will be paid to you because the Plan must withhold $2,000 as income tax. However, when you prepare your income tax return for the year, you will report the full $10,000 as a payment for the Plan. You will report the $2,000 as tax withheld, and it will be credited against any income tax you owe for the year.

   If you have an eligible rollover distribution paid to you, you can still decide to roll over all or part of it to an IRA or another employer plan that accepts rollovers. If you decide to roll over, YOU MUST MAKE THE ROLLOVER WITHIN 60 DAYS AFTER YOUR RECEIVE THE PAYMENT. The portion of your payment that is rolled over will not be taxed until you take it out of the IRA of the employer plan.

   You can roll over up to 100% of the eligible rollover distribution, including an amount equal to the 20% that was withheld. If you choose to roll over 100%, you must find other money within 60 days to contribute to an IRA or another employer plan to replace the 20% that was withheld for taxes. If you roll over only the 80% that you received, you will be taxed on the 20% that was withheld.

   Under certain conditions, more favorable tax treatments that usually result in rates lower than those for ordinary income might be applicable to a lump-sum distribution. Special 5-Year Averaging, for example, is available for certain lump-sum distributions after age 59 1/2. In addition, if you were born before 1936, you may take advantage of Special 10-Year Averaging tax rules.

   Distributions from your after-tax account will be part principal your contributions and part investment return. The investment return portion is subject to taxes, including the 10% excise tax described above, if applicable.

   Please see your tax advisor before electing a distribution to make sure of the tax consequences.

                        OTHER THINGS YOU SHOULD KNOW

   PLAN SPONSOR

   The Plan sponsor is:

        Northern Indiana Public Service Company
        5265 Hohman Avenue
        Hammond, Indiana 46320
        (219) 853-5200

   PLAN ADMINISTRATION

   The Plan is administered by a Committee appointed by the Board of Directors. This Committee interprets the plan, selects investment advisors, authorizes benefit payments, considers any appeals, resolves questions, and makes rules to assure the plan is fair to all.

   The Committee serves as a Plan Administrator under the Employee Retirement Income Security Act (ERISA) and is responsible for maintaining records, filing reports, and distributing information to plan participants and beneficiaries.

   Communications to the Committee should be addressed to: NIPSCO Bargaining Unit Tax Deferred Savings Plan, 5265 Hohman Avenue, Hammond, Indiana 46320 (Tel: 219-853-5200). The plan and its records are kept on a calendar year basis. The agent for service of legal process is the Committee.

   PLAN NUMBER

   The Plan number is 003.
   The employer identification number of the Company is 35-0552990.

   MAXIMUM CONTRIBUTIONS

   By federal law, certain annual limits apply to employee contributions under the plan along, and under the plan together with any other tax-qualified retirement plans supported by NIPSCO. These maximums will be explained by the Committee to any affected employee.

   EFFECT ON OTHER BENEFITS

   Pension benefits are not affected by your participation in the plan. They will be based on the amount of your pay before any conversion of salary for a tax-deferred contribution. Regular Social Security taxes, and wage credits for Social Security benefit purposes, apply to your tax-deferred and to your after-tax contributions.

   RIGHT TO EMPLOYMENT NOT IMPLIED

   Participation in the plan does not create a right to be retained in the employ of the company or interfere with the right of the company to discharge a participant. It does not give the company the right to require any participant to remain in its employ; nor does it interfere with a participant's right to terminate employment at any time.

   REEMPLOYMENT

   If you terminate employment after becoming eligible to participate and are later re-employed, you are eligible to join the plan on the first day of any quarter.

   APPLYING FOR BENEFITS

   To receive your benefits, you must apply in writing on forms provided for that purpose. It is the responsibility of the person eligible for benefits to furnish the Committee with any information needed, including a current mailing address for benefit payments or correspondence.

   QUALIFIED DOMESTIC RELATIONS ORDER

   If a Qualified Domestic Relations Order is entered against you, the Plan's trust fund may be required to pay all or part of your benefit to someone else.

   A Qualified Domestic Relations Order is a court order, judgment, or decree under state law that requires payment of child support, alimony or marital property rights to a spouse, former spouse, child or other dependent.

   You will be notified if such an order is received against you.

   OFFICIAL PLAN DOCUMENTS

   This section contains the highlights of the NIPSCO Bargaining Unit Tax Deferred Savings Plan. All of your rights and benefits are described in the official plan and trust documents, which are controlling. The plan identification number for governmental filings is EIN35-0552990 PN 003.

   The plan is intended to be permanent, but NIPSCO reserves the right to amend or terminate the plan. If the plan is ever discontinued, the full value of accounts is payable to participants.

   The plan is classified as a defined contribution plan. Therefore, it is not insured by the Pension Benefit Guaranty Corporation which only applies to pension plans classified as defined benefit plan under the Employee Retirement Income Security Act of 1974 (ERISA). The plan is audited each year by an independent accounting firm.

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   TRUSTEE

   The trustee of the plan is the Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 020109 (Tel: 1-617-570-7000).

   CLAIMS PROCEDURE

   If a claim for benefits by you or your beneficiary under the Plan is denied, either in whole or in part, the Committee will let the claimant know in writing within 90 days unless special circumstances require an extension of up to an additional 90 days. A notice of a denial of a claim will refer to a specific reason or reasons for the denial; will have specific references to the Plan provisions upon which the denial is based; will describe any additional material or information necessary for the claimant to perfect the claim and will explain why such material or information is necessary; and will have an explanation of the Plan's review procedure.

   The claimant will have 60 days after the receipt of the notice of denial to ask for a review. The claimant must file a written request with the Committee for a review. During this time the claimant or his authorized representative may review pertinent documents and may submit issues and comments in writing. The Committee will have another 60 days in which to consider the claimant's request for review. If special circumstances require an extension of time for processing, the Committee will have an additional 60 days to answer the claimant. The claimant will receive a written notice if the extra days are needed. The claimant or his authorized representative may submit in writing any document, issues and comments he may wish. The decision of the Committee will tell the claimant the specific reasons for its actions, and refer the claimant to the specific Plan provisions upon which its decision is based.

   YOUR RIGHTS UNDER ERISA

   As a participant in the plan, you are entitled to the following rights and protections under ERISA.

   You may read all plan documents, including the official plan, the trust agreement, the plan description and annual financial reports that are filed with the U. S. Department of Labor.

   You may automatically receive a summary of the plan's annual financial report at no cost. You may examine the complete report of any of the other documents referred to above without charge. If you would like a copy of any of them for yourself, you may obtain one at a reasonable cost by writing the Committee.

   If your claim for a plan benefit is denied in whole or in part, you have the right of a written explanation, and upon request, a review and reconsideration of the claim denial.


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   The people who operate the plan are called FIDUCIARIES.  They must act prudently, and in the interests of you and other plan participants and beneficiaries.

   Under ERISA, you can take action to enforce your rights. Furthermore, you cannot be fired, nor can your employer or any other person discriminate against you in any way to prevent you from obtaining a plan benefit or exercising your rights under ERISA.

   If you request documents you are entitled to receive, and the Committee does not comply within 30 days, you may' file suit in federal court. The court may require the Committee to provide the requested material and pay you up to $100 for each day's delay, unless the delay was beyond the Committee's control.

   If you file claim for benefits and it is denied in whole or in part, or ignored, you may file suite in a state or federal court. If you believe A plan fiduciary has misused the plan's money, or if you are discriminated against for asserting your ERISA rights, you may file suit in a federal court or seek help from the U. S. Department of Labor. In the event you have sued and won, the court may order the person you have sued to pay court costs and fees. On the other hand, if you lose, you may have to pay court costs and fees yourself, if, for example, the court decides your claim is frivolous.

   If you have any questions about the plan, write directly to the Committee. If you have questions about this statement of rights under ERISA, contact the nearest Are Office of the U. S. Department of Labor- Management Service Administration, Department of Labor.

                           LIMITATION OF LIABILITY

   Neither the Company, nor any of its agents (including the Company if it is acting as such) in administering the Plan shall be liable for any act done in good faith or for the good faith omission to act in connection with the Plan. However, nothing contained herein shall affect a Participant's right to bring a cause of action based on alleged violations of federal securities laws.

                               USE OF PROCEEDS

   The Company does not anticipate that it will realize any net proceeds from the issuance of its Common Shares under the Plan.

                            PLAN OF DISTRIBUTION

   The Common Shares being offered hereby are offered pursuant to the Plan, the terms of which provide for the issuance of Common Shares in connection with investment of participant and employer contributions to the Plan.



                                     30







                        DESCRIPTION OF COMMON SHARES

   The Company's certificate of incorporation authorizes the issuance of 400,000,000 Common Shares. The description of the Common Shares is incorporated by reference into this Prospectus. See "Where You Can Find More Information" for information on how to obtain a copy of this description.

                                   EXPERTS

   The consolidated financial statements and schedules of NiSource incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

   The consolidated financial statements of Columbia incorporated in this document by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                                LEGAL MATTERS

   Certain legal matters in connection with the Company's Common Shares offered hereby have been passed upon for the Company by Schiff Hardin & Waite, Chicago, Illinois.























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